2155 E. GoDaddy Way Tempe, AZ 85284
November 30, 2022

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:    Joyce Sweeney, Senior Staff Accountant
Christine Dietz, Senior Staff Accountant

Re:    GoDaddy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 17, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2022
Filed November 4, 2022
Form 8-K Furnished on November 3, 2022
(File No. 001-36904)
Ladies and Gentlemen:
GoDaddy Inc. ("GoDaddy", the "Company", "we," "us" or "our") submits this letter in response to comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") received by letter dated November 17, 2022 (the "Comment Letter") relating to the Company's Form 10-K for the fiscal year ended December 31, 2021 filed on February 17, 2022, the Company's Form 10-Q for the quarterly period ended September 30, 2022 filed on November 4, 2022 and the Company's Form 8-K furnished on November 3, 2022.
In this letter, we have recited the comment from the Staff in bold and italicized type and have followed it with the Company's response.
Form 10-Q for Quarterly Period Ended September 30, 2022
Financial Statements
Note 15. Segment Information, page 25
1.You define segment normalized earnings before interest, taxes, depreciation and amortization (NEBITDA) as net income excluding depreciation and amortization, equity-based compensation expense, interest expense (net) and provision or benefit for income taxes, in addition to certain other adjustments. Please tell us whether you determine segment net income prior to making such adjustments to arrive at segment NEBITDA. In this regard, your disclosure that defines segment NEBITDA starting with net income implies that you may determine a segment measure of net income consistent with the measurement principles used in the consolidated financial statements. Refer to ASC 280-10-50-28. Additionally, disclosure that you believe segment NEBITDA is useful as it removes the impact of certain items that you believe do not directly reflect your segments' core operations implies that segment NEBITDA is a non-GAAP financial measure. If segment NEBITDA is the only segment profit measure used by your chief operating decision maker, please exclude such disclosures from your financial statement footnote in future filings. Refer to Question 104.01 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs).

2155 E. GoDaddy Way Tempe, AZ 85284
RESPONSE TO COMMENT 1: We acknowledge the Staff's comment and respectfully advise the Staff that, in future filings, we will refer to our measure of segment profitability as Segment EBITDA, which is the only segment profit measure used by our chief operating decision maker (CODM) in evaluating performance or making resource allocation decisions. We did not intend to imply that we determine a segment measure of net income or that Segment EBITDA is a non-GAAP financial measure. In future filings, we will amend our disclosure as follows:
"Our chief operating decision maker (CODM), which, as of September 30, 2022, was our Chief Executive Officer, evaluates the performance of and allocates resources to our segments based on each segment's revenue and earnings before interest, taxes, depreciation and amortization (Segment EBITDA). Segment EBITDA is defined as segment revenues less costs and operating expenses, excluding depreciation and amortization, interest expense (net), provision or benefit for income taxes, equity-based compensation expense, acquisition-related costs, restructuring-related expenses and certain other items."
2.Please revise your segment tabular presentation to include a total of the segments' measures of profit or loss and reconcile this total to consolidated income before income taxes. Refer to ASC 280-10-50-32(f).
RESPONSE TO COMMENT 2: We acknowledge the Staff's comment and respectfully advise the Staff that in future filings we will revise our segment tabular presentation to include a total of the segments' measure of profit or loss, reconciled to consolidated income before income taxes.
Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated Third Quarter Financial Highlights, page 28
3.Your presentation of consolidated Normalized EBITDA constitutes a non-GAAP financial measure and should be accompanied by all of the disclosures required by Item 10(e) of Regulation S-K. Please revise to include a reconciliation in MD&A to the most directly comparable GAAP measure, consolidated net income, ensuring that the reconciliation begins with the consolidated GAAP measure. In this regard, referring to disclosure in the segment footnote is not appropriate. Also, revise to disclose why management believes the non-GAAP measure provides useful information to investors, ensuring that such disclosure does not imply that the non-GAAP presentation is more meaningful or accurate than the comparable GAAP measure. In this regard, your labeling of the measure as "normalized" and disclosure in your earnings release furnished on November 3, 2022 that inclusion or exclusion of certain items is necessary to "provide the most accurate measure of core operating results" implies the non-GAAP measure is more meaningful or accurate than the comparable GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K.
RESPONSE TO COMMENT 3: We acknowledge the Staff's comment and respectfully advise the Staff that in future filings we will accompany our presentation of Normalized EBITDA with the disclosures required by Item 10(e) of Regulation S-K and will revise to include a reconciliation in MD&A of Normalized EBITDA to consolidated net income, which is the most directly comparable GAAP measure. We will begin the reconciliation with the consolidated GAAP measure and remove references to the segment footnote. In addition, we will revise our disclosures as presented below, to include why management believes Normalized EBITDA is useful information for investors:
"Normalized EBITDA (NEBITDA). NEBITDA is a supplemental measure of our operating performance used by management and investors to evaluate our business. We calculate NEBITDA as net income excluding depreciation and amortization, interest expense (net), provision or benefit for income taxes, equity-based compensation expense, acquisition-related costs, restructuring-related expenses and certain other items. We believe that the inclusion or exclusion of certain recurring and non-recurring items provides a supplementary measure of our core operating results and permits useful alternative period-over-period comparisons of our operations but should not be viewed as a substitute for comparable GAAP measures."

2155 E. GoDaddy Way Tempe, AZ 85284
Consolidated Results of Operations Revenues, page 29
4.We note your disclosure that the increases in total revenue were driven by growth in total customers and average revenue per user (ARPU) as well as contributions from recent acquisitions, partially offset by adverse movements in foreign currency exchange rates against the U.S. dollar. We further note that you disclose total customers and ARPU in your December 31, 2021 Form 10-K. Please explain to us why you do not disclose the total customers and ARPU in your 2022 Forms 10-Q. Additionally, in future filings where a material change in revenues is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Refer to Item 303 of Regulation S-K and SEC Release No. 33-10751.
RESPONSE TO COMMENT 4: We acknowledge the Staff's comment and respectfully advise the Staff that we do not disclose total customers and related ARPU on a quarterly basis in our Forms 10-Q as we believe annual measurements provide more meaningful insight into the impact any changes in these items have on our results. Additionally, annual disclosure aligns with the current practice of similar companies within our industry. While customer count is certainly a factor in our growth trends, it is not always a primary driver; go-to market and experimentation strategies we utilize at different periods in time may cause short-term changes in customer count that will not necessarily translate into sustained revenue growth. Further, as not all customers are equal contributors to our growth, disclosing customers by quarter could disproportionately impact the perceived importance of the growth of one customer versus another, particularly as customers with lower-dollar contributions may be concentrated in a given quarter based on the timing of go-to-market promotions. We believe that annual disclosure of total customers mitigates potential quarter-over-quarter volatility and aligns with our average subscription term of approximately one year. Calculation of our ARPU measure utilizes customer count, and as such, we believe it is most meaningful to disclose these measures together and on an annual basis.
In future filings, we will include quantified disclosures for each material identified factor in instances where material changes in revenues are attributable to two or more factors.
5.We note that in your recent earnings releases and calls you disclose annualized recurring revenue (ARR) for each of your reportable segments as well as gross merchandise volume (GMV) in relation to commerce offerings. Please tell us what consideration was given to disclosing ARR and GMV in your filings.
RESPONSE TO COMMENT 5: We acknowledge the Staff's comment and respectfully advise the Staff that ARR is an operating metric calculated by annualizing quarterly recurring revenue, net of refunds, from new and renewed subscription-based services. ARR excludes revenue that is non-recurring, such as domain aftermarket, domain transfers, one-time set-up or migration fees and non-recurring professional website services fees. We believe ARR is a useful metric in illustrating the scale of certain of our products as well as facilitating comparisons to other companies in our industry, and as such, we intend to include disclosure of ARR in future filings.
GMV is a business metric that annualizes the total quarterly dollar value of orders facilitated by our customers through the use of our commerce platforms. We do not consider GMV to be necessary to an understanding of our financial condition or results of operations as we do not earn revenue based on the volume of such orders. However, we do believe that GMV provides investors with supplemental insight into the utilization of our commerce offerings by our customers.
Bookings, page 30
6.Your disclosure that total bookings representing "total sales" in a given period, excluding refunds suggests that this is a non-GAAP revenue measure. Please revise your disclosure regarding this operating metric to clarify what it represents, such as booked or billed contract value, rather than refer to "total sales."
RESPONSE TO COMMENT 6: We acknowledge the Staff's comment and respectfully advise the Staff that, in future filings, we will revise our disclosure of total bookings as follows so as to not imply that it is a non-GAAP revenue measure:

2155 E. GoDaddy Way Tempe, AZ 85284
"Total bookings is an operating metric representing the total value of customer contracts entered into during the period, excluding refunds. We believe total bookings provides additional insight into the performance of our business and the effectiveness of our marketing efforts since we typically collect payment at the inception of a customer contract but recognize revenue ratably over the term of the contract."
Form 8-K Furnished on November 3, 2022
Exhibit 99.1, page 1
7.We note that you refer to Applications & commerce NEBITDA and Core platform NEBITDA as non-GAAP measures; however these are not non-GAAP measures and should not be labeled as such. Refer to Question 104.01 of the Non-GAAP C&DIs.
RESPONSE TO COMMENT 7: We acknowledge the Staff's comment and respectfully advise the Staff that, in future filings, we will refer to these measures as Applications & Commerce Segment EBITDA and Core Platform Segment EBITDA, and they will not be labeled as non-GAAP measures.
8.Please revise to begin your Reconciliation of Non-GAAP Financial Measures with GAAP results rather than non-GAAP results. In this regard, you should reconcile from Net Income to Total NEBITDA. See Question 102.10 of the Non-GAAP C&DIs.
RESPONSE TO COMMENT 8: We acknowledge the Staff's comment and respectfully advise the Staff that, in future filings, we will revise all of our reconciliations to begin with the GAAP result, including to revise our reconciliation of Total NEBITDA to begin with the GAAP result of Net Income or Loss.
9.As noted in the comment above, your labeling of the measure as "normalized" and the disclosure that inclusion or exclusion of certain items is necessary to "provide the most accurate measure of core operating results" implies the non-GAAP measure is more meaningful or accurate than the comparable GAAP measure. Please revise accordingly.
RESPONSE TO COMMENT 9: We acknowledge the Staff's comment and respectfully advise the Staff that, in future filings, we will revise our description of the NEBITDA measure as follows so as not to imply that it is more meaningful or accurate than the comparable GAAP measure:
"Normalized EBITDA (NEBITDA). NEBITDA is a supplemental measure of our operating performance used by management and investors to evaluate our business. We calculate NEBITDA as net income excluding depreciation and amortization, interest expense (net), provision or benefit for income taxes, equity-based compensation expense, acquisition-related costs, restructuring-related expenses and certain other items. We believe that the inclusion or exclusion of certain recurring and non-recurring items provides a supplementary measure of our core operating results and permits useful alternative period-over-period comparisons of our operations but should not be viewed as a substitute for comparable GAAP measures."
*****
In connection with our response to the Staff's comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

2155 E. GoDaddy Way Tempe, AZ 85284
Please direct any questions or comments regarding this letter to the undersigned at (480) 505-8800 or mmccaffrey@godaddy.com.
Sincerely,
/s/ Mark McCaffrey

Mark McCaffrey
Chief Financial Officer

cc:    Michlele Lau
GoDaddy Inc.

Alan F. Denenberg
Davis Polk & Wardell, LLP